

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 25, 2025

John Hamm
Chief Financial Officer
Cumberland Pharmaceuticals
1600 West End Avenue, Suite 1300
Nashville, TN 37203

> **Re: Cumberland Pharmaceuticals**
> **Form 10-K for the Fiscal Year Ended December 31, 2024**
> **File No. 001-33637**

Dear John Hamm:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Life Sciences